SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Buenos Aires, December 21, 2021 – IRSA Inversiones y Representaciones S.A. (NYSE:IRS;BYMA:IRSA), communicates that it was published today the law from Buenos Aires City congress approving the Regulations for the development of the property of approximately 70 hectares, owned by the Company since 1997, previously known as "Solares de Santa María", located in front of the Río de la Plata in the South Coast of the Autonomous City of Buenos Aires, southeast of Puerto Madero.

The published law grants a New Standard, designated: "U73 - Public Park and Costa Urbana Urbanization", which enables the combination of diverse uses such as homes, offices, retail, services, public spaces, education, and entertainment.

The Company will have a construction capacity of approximately 895,000 sqm, which will drive growth for the coming years through the development of mixed-use projects.

The Company will destinate 50.8 hectares for public use, which represents approximately 71% of the total area of the property and will contribute with three additional lots of the property, two for the Sustainable Urban Development Fund and one for the Innovation Trust, Science and Technology of the Government of the Autonomous City of Buenos Aires, to which the sum of USD 2 million in cash and the amount of 3,000,000 sovereign bonds (AL35) will also be contributed.

Likewise, the Company will be in charge of the infrastructure and road works on the property and will carry out the public space works contributing up to USD 40 million together with the maintenance of the public spaces assigned for 10 years or until the sum of USD 10 million is completed.

Eduardo Elsztain, President and CEO of the company said: “It is a great milestone, after more than 20 years, to have the approval of the company's largest project that will boost its future growth. We hope to contribute to employment creation and the development of the city with an innovative, modern, and sustainable project, which implies a great opportunity and at the same time, a responsibility. We are convinced of the potential of the real estate industry and its role in the economic reactivation of the country”.

“Costa Urbana” will change the landscape of the City of Buenos Aires, giving life to an undeveloped area and will be in an exceptional property due to its size, location and connectivity, providing the City the possibility of expanding and recovering access to the Río de la Plata coast with areas for walks, recreation, green spaces, public parks and mixed uses.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

December 21, 2021	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets